Innovid Corp.
30 Irving Place,
12th Floor
New York, NY 10003

December 29, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovid Corp.
Registration Statement on Form S-1
Filed December 20, 2021
File No. 333-261784

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Innovid Corp. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-261784) be accelerated by the Securities and Exchange Commission to 4:00
p.m. Washington D.C. time on December 30, 2021 or as soon as practicable thereafter.

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The Company requests that we be notified of such effectiveness by a telephone call to Jason Licht of Latham & Watkins LLP at (202) 637-2258 or to Samuel D. Rettew of Latham & Watkins LLP at (737) 910-7342 and that such effectiveness also be confirmed in writing.

Very truly yours,

Innovid Corp.

/s/ Tanya Andreev-Kaspin

Name: Tanya Andreev-Kaspin
Title: Chief Financial Officer

cc:	Jason Licht, Latham & Watkins LLP
Samuel D. Rettew, Latham & Watkins LLP